                                                                   EXHIBIT 99.08
                                      WIPRO
                                   NDTV VIVEK
                                 APRIL 17, 2003

Female correspondent: Mr. Vivek can you hear us.

Vivek: Yes, I can.

Female correspondent: Going to get reactions on Wipro having just released it's quarterly results which are below market expectation. Vivek Paul is Vice Chairman. Mr. Vivek Paul, what exactly do you see the IT sector having to watch at this point?

Vivek: I think that what we are seeing is a characterization that can best be said as let us say, a volume led growth. I think that the market is digesting two factors as we said, one is that margins were under pressure based on three topics which was acquisition costs that we had this quarter, plus pricing pressures, plus the rising exchange rate of the dollar/rupee. On the other hand what we did also indicate is that we continue to see good growth. The last year was the highest ever growth year in billed man months that we have ever had. So in some sense, this was a boom, and hopefully there will be more to come. So, I think that the key message was volume led growth.

Female correspondent: And Mr. Paul, why are the margins under such pressure?

Vivek: As I mentioned earlier, three factors, pricing, exchange rate, and some of the unusual costs we had relating to the acquisition of the AMS Energy and Utility division.

Female correspondent: If we are seeing this in companies like Wipro and Infosys, what does it mean, what is it reflecting in terms of the market looking at old economy?

Vivek: Well, I think that, you know, if you look at the old economy stocks, you know, I can't really say that much about them, as much as to say that my own perception is that the growth opportunity that we have as a company that is only beginning to emerge as a globally competitive player, that has a large global market to cater, that the size of pie that we can go after is fairly substantial.

Female correspondent: Mr. Paul, obviously this IT sector is in a downturn across the world, now is that a pattern that we are seeing because of the nature of the industry?

Vivek: I think that clearly technology businesses around the world have taken a re-rating in terms of the outlook, and so far we have been able to escape unscathed, that is we have been able to manage both growth in revenues and growth in margins. I think that right now, we continue to be able to drive growth in revenues, which frankly many of the global technology companies would give their eyeteeth for. But the margins are under pressure. We cannot escape that and we have been pretty up front about it earlier and continue to say that while that is indeed the case, the growth canvas ahead of us continues to be robust.

Female correspondent: And, very quickly, just before.., the future in BPO business is only now?

Vivek: Sorry, I didn't get that question.

Female correspondent: Is the future in the BPO business only now?

Vivek: Oh no. I think that IT will continue to have strong growth, and business process outsourcing like every new thing that you start, you know, it is going to have growth because that is the characteristic of every new service. I think even if you look at IT outsourcing, the ability to be able to add new service lines, the ability to be able to add consulting, penetrate customers deeper, go after more and more of the global market, I mean the, you know, the opportunity is big. This is the time to grow.

Female correspondent: Thank you so much for all the details.